                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             VTX ELECTRONICS CORP.
                                (Name of Issuer)

                         Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                                   918388109
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 3, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                              Page 1 of 124 Pages
                             Exhibit Index: Page 10
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                                  SCHEDULE 13D

CUSIP NO. 918388109                                          PAGE 2 OF 124 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                    a.  / /
                                    b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
 Number of                                 0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,000,000(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                  7.32%

14       Type of Reporting Person*

                 IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


- --------------------
(1)      See Item 5.
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                                                             PAGE 3 OF 124 PAGES


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to shares of common stock, $0.10 par value (the "Shares"), of VTX Electronics Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 61 Executive Boulevard, Farmingdale, New York 11735. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report the acquisition of securities which, within 60 days of the date set forth on the cover of this Statement, are convertible into Shares, as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the outstanding Shares.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This Statement relates to Shares acquired for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Quota granted investment discretion to SFM pursuant to an investment advisory contract. SFM's contract with Quota provides that SFM is responsible for designing and implementing Quota's overall investment strategy, for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quota; and for allocating and reallocating Quota's assets among the outside managers and itself. In connection therewith, Quota granted investment discretion to Steel Partners Services, Ltd., a New York corporation ("Services"), pursuant to an investment advisory contract between Quota and Services (the "Services Contract"). The securities of the Issuer currently held by Quota were acquired at the direction of Services, and none of the Reporting Person, SFM or Quota currently exercises voting or investment discretion over the Shares.

         SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quota.

         The principal occupation of the Reporting Person, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

         During the past five years, none of the Reporting Person, SFM or Quota has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and notwithstanding that none of the Reporting Person, SFM or Quota currently exercises voting or investment discretion over the securities of the Issuer, the Reporting Person
(as the
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                                                             PAGE 4 OF 124 PAGES


sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the securities of the Issuer, held for the account of Quota as a result of the contractual authority of SFM, upon termination of the Services Contract, to acquire voting and dispositive power with regard to the securities of the Issuer held by Services for the account of Quota.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of November 30, 1995, Quota, at the direction of Services, and certain other persons (together with Quota, the "Purchasers") entered into a capitalization agreement with the Issuer, a copy of which is attached hereto as Exhibit A (the "Capitalization Agreement"). Notwithstanding that the Purchasers all entered into one Capitalization Agreement, none of Quota, SFM or Mr. Soros were part of any group for purposes of Section 13(d)(3) of the Act. Pursuant to the Capitalization Agreement, Quota acquired the following: (i) 1,250 shares of Senior Cumulative Convertible Preferred Stock, par value $0.01 per share, stated value of $100 per share, of the Issuer (the "Preferred Stock"), (ii) Debentures (as such term is defined in the Capitalization Agreement, the form of which is attached as Exhibit A to the Capitalization Agreement) in the principal amount of $125,000, (iii) warrants (the "B-1 Warrants," the form of which is attached as Exhibit B-1 to the Capitalization Agreement) to purchase 500,000 Shares and (iv) warrants (the "B-2 Warrants," the form of which is attached as Exhibit B-2 to the Capitalization Agreement, together with the Preferred Stock, the Debentures and the B-1 Warrant, the "Securities") to purchase 1,500,000 Shares. Quota expended an aggregate of $250,000 of its working capital to acquire the Securities held for its account. Quota expended funds from its working capital to purchase the Securities held for its account.

         As of March 20, 1996, Quota, at the direction of Services, entered into a subscription agreement with the Issuer, a copy of which is attached hereto as Exhibit B (the "Subscription Agreement"). Pursuant to the Subscription Agreement, Quota purchased Debentures, dated March 20, 1996, in the principal amount of $125,000 (the "March Debentures," a copy of which is attached as Exhibit C hereto) and warrants (the "March Warrants," a copy of which is attached as Exhibit D hereto, together with the March Debentures, the "March Securities") to purchase 2,500,000 Shares. Quota expended an aggregate of $125,000 to purchase the March Securities which it acquired pursuant to the Subscription Agreement.

         The Securities and March Securities held for the account of Quota may be held through margin accounts maintained with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit to Quota as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Securities, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to the Capitalization Agreement, on November 30, 1995, Quota purchased 1,250 shares of Preferred Stock. The Preferred Stock was issued pursuant to and in accordance with the Certificate of Designation attached as Exhibit C to the Capitalization Agreement. Pursuant to the Certificate of Designation, the Purchasers received 1,500 votes per share of Preferred Stock. The Purchasers, as holders of the Preferred Stock, are entitled to certain liquidation preferences, are entitled to a quarterly dividend of $3.00 per share of Preferred Stock (or $12 per share on an annual basis) beginning on
March
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                                                             PAGE 5 OF 124 PAGES


1, 1996 and are entitled, as a class, to elect a majority of the members of the Board of Directors of the Issuer. The Preferred Stock is required to be redeemed by the Issuer on December 1, 2000 at the stated value of $100 per share (the "Redemption Price") or may be redeemed at any time at the option of the Issuer at the Redemption Price paid in cash or in Shares to be valued for this purpose at the lower of (i) seventy percent of the then current market price or (ii) the then current Conversion Price (as such term is defined herein). The Preferred Stock is convertible at any time after June 1, 1996 into that number of duly paid and nonassessable whole Shares obtained by dividing the stated value of the Preferred Stock so converted, plus the cumulative but unpaid dividends (and the interest thereon) on such shares, by the Conversion Price in effect at the time of conversion. The price at which Shares shall be delivered upon conversion (the "Conversion Price") is $.25 per Share, subject to adjustment as provided in Section 9(d) of the Capitalization Agreement.

         Pursuant to the Capitalization Agreement, on November 30, 1995, the Issuer issued to Quota the B-1 Warrants to purchase 500,000 Shares in accordance with the form attached as Exhibit B-1 to the Capitalization Agreement. Pursuant to the B-1 Warrants, from June 1, 1996 to December 1, 2000, Quota is entitled to convert the B-1 Warrants into 500,000 Shares at an exercise price of $.25 per Share (subject to adjustment for anti-dilution, as provided in Section 5 of the B-1 Warrants).

         Pursuant to the Capitalization Agreement, on November 30, 1995, the Issuer issued to Quota the B-2 Warrants to purchase 1,500,000 Shares in accordance with the form attached as Exhibit B-2 to the Capitalization Agreement. Pursuant to the B-2 Warrants, from December 1, 1998 to December 1, 2005, Quota is entitled to convert the B-2 Warrants into 1,500,000 Shares at an exercise price of $.25 per Share (subject to adjustment for anti-dilution, as provided in Section 5 of the B-2 Warrants).

         Pursuant to the Subscription Agreement, on March 20, 1996, the Issuer issued to Quota the March Warrants to purchase 2,500,000 Shares in accordance with the form attached as Exhibit D hereto. Pursuant to the March Warrants, from December 1, 1998 to December 1, 2005, Quota is entitled to convert the March Warrants into 2,500,000 Shares at an exercise price of $.125 per Share (subject to adjustment for anti-dilution, as provided in Section 5 of the March Warrants).

         All of the Securities and the March Securities were acquired for the account of Quota for investment purposes. As contemplated by the
Capitalization Agreement, Messrs. Kenneth Rind, Marshall Butler, Al Roth, Hiro Hiranandani, Paul Lowell and Deborah Nabavian were named to the Board of Directors of the Issuer. Except as set forth above and as contemplated by the Capitalization Agreement, neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.
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                                                             PAGE 6 OF 124 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a consequence of SFM's ability to terminate the Services Contract with respect to all investments, including but not limited to those involving the Securities and the March Securities, and acquire the voting and dispositive power held by Services with respect to the Securities or March Securities, notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares or the Securities, the Reporting Person may be deemed to be the beneficial owner of 1,000,000 Shares (approximately 7.32% of the total number of Shares which would be outstanding assuming the exercise or conversion of all currently convertible securities of the Issuer held by Quota). This number consists of (i) 1,250 shares of Preferred Stock which are convertible into 500,000 Shares and (ii) B-1 Warrants to purchase 500,000 Shares.

                 Shares issuable upon exercise of the B-2 Warrants and the March Warrants are not reported herein as being beneficially owned by the Reporting Person because such warrants are not exercisable until December 1, 1998. The Debentures and March Debentures are also not reported herein as being beneficially owned by the Reporting Person because neither is convertible into Shares.

         (b) The power to direct the disposition and voting of the Shares held by Quota is currently vested in Services pursuant to the Services Contract. SFM has the contractual authority on behalf of Quota to terminate the investment advisory contract with Services relating to Quota and, as a result, the Reporting Person may be deemed to have the ability to acquire the voting and dispositive power held by Services with respect to the 1,000,000 Shares.

         (c) Except as described in Item 3 and Item 4, which are incorporated in this Item 5(c) by reference, there have been no transactions with respect to the Shares effected during the past 60 days by the Reporting Person, SFM or Quota.

         (d) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Quota in accordance with their ownership interests in Quota.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Capitalization Agreement dated November 30, 1995, between VTX Electronics Corp. and the investors set forth on the signature page thereto.

         (b) Subscription Agreement dated March 20, 1996, between VTX Electronics Corp. and Quota Fund N.V.
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                                                             PAGE 7 OF 124 PAGES


         (c) Debentures dated March 20, 1996, in the amount of $125,000, purchased from VTX Electronics Corp. by Quota Fund N.V.

         (d) Stock Subscription Warrants, dated March 20, 1996, to purchase 2,500,000 Shares issued to Quota Fund N.V. by VTX Electronics Corp.

         (e) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.
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                                                             PAGE 8 OF 124 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April    , 1996                      GEORGE SOROS
             ---
                                            By:
                                               --------------------------------
                                               Sean C. Warren
                                               Attorney-in-Fact
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                                                             PAGE 9 OF 124 PAGES


                                    ANNEX A


        The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                            Scott K. H. Bessent
                            Walter Burlock
                            Stanley Druckenmiller
                            Jeffrey L. Feinberg
                            Arminio Fraga
                            Gary Gladstein
                            Robert K. Jermain
                            David N. Kowitz
                            Elizabeth Larson
                            Alexander C. McAree
                            Paul McNulty
                            Gabriel S. Nechamkin
                            Steven Okin
                            Dale Precoda
                            Lief D. Rosenblatt
                            Mark D. Sonnino
                            Filiberto H. Verticelli
                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York
10106.  During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
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                                                            PAGE 10 OF 124 PAGES



                               INDEX OF EXHIBITS

EXHIBIT                                                                     PAGE
- -------                                                                     ----
   A         Capitalization Agreement dated November 30, 1995, between
             VTX Electronics Corp. and the investors set forth on the
             signature page thereto                                           11

   B         Subscription Agreement dated March 20, 1996, between VTX
             Electronics Corp. and Quota Fund N.V.                            82

   C         Debentures dated March 20, 1996, in the amount of $125,000,
             purchased from VTX Electronics Corp. by Quota Fund N.V.          85

   D         Stock Subscription Warrants, dated March 20, 1996, to
             purchase 2,500,000 Shares issued to Quota Fund N.V. by VTX
             Electronics Corp.                                               110

   E         Power of Attorney dated October 27, 1994 granted by Mr.
             George Soros in favor of Mr. Sean Warren                        124